UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English) 5 Shlomo Kaplan Street Tel Aviv 6789159, Israel. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Investor Contact	Media Contact
Kip E. Meintzer	Gil Messing
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1 650.628.2260
ir@checkpoint.com	press@checkpoint.com

Check Point Software Technologies Appoints New Board Chairman
and Lead Independent Director

SAN CARLOS, CA – May 28, 2020
Check Point® Software Technologies Ltd. (NASDAQ: CHKP), a leading provider of cyber security solutions globally, today announced that Vice Chairman Jerry Ungerman will be appointed Chairman of the Board and current director Guy Gecht will be appointed Lead Independent Director of the Board following the upcoming Annual General Meeting (AGM).  Mr. Ungerman will replace Marius Nacht, a Check Point founder and the Chairman of the Board since September 2015 and a director since Check Point’s inception, who elected not to stand for reelection at the upcoming AGM.

“Since the creation of Check Point in 1993, Marius has been one of the founding fathers of Israel’s leading high-tech industry. I am confident that he will reach this level of  success in his current initiatives in the healthcare industry. ” says Gil Shwed, CEO at Check Point,  “On behalf of all of us at Check Point,  we want to thank Marius for his tremendous contribution to Check Point and to Israel’s economy. Check Point’s Board of Directors has played a key role in the company’s global success, and we are confident that it will continue to do so under Jerry’s leadership.”

“27 years after co-founding Check Point, I conclude my role as Chairperson of the Board with great pride and confidence in the company and its crucial contribution to its partners and customers worldwide”. Says Marius Nacht. “As the world continues to be more connected and the dependence on digital platforms grow – the need for comprehensive and trusted cyber security is more important than ever”.

Jerry Ungerman has served as Vice Chairman of the Board since 2005. From 2001 to 2005, Mr. Ungerman was Check Point’s President and Executive Vice President from 1998 to 2000. Prior to joining Check Point, Mr. Ungerman held various positions in high-tech sales, marketing and management at Hitachi Data Systems (HDS) and was a member of the Hitachi, Ltd. group. He began his career at IBM, after earning a B.A. in Business Administration from the University of Minnesota.

Guy Gecht has served on the Board since 2006. Mr. Gecht is a member of the Board’s Audit Committee and Compensation Committee and is also one of Check Point’s independent outside directors in accordance with Israeli law. Mr. Gecht was the Chief Executive Officer of Electronics For Imaging, Inc. (EFI) from 2000 until 2018. Prior to this, Mr. Gecht held various positions at EFI, including the post of President. Before joining EFI, Mr. Gecht work at several technology companies as a software engineer. In 2019, Mr. Gecht joined the board of directors for Logitech. He holds a B.S. in Computer Science and Mathematics from Ben-Gurion University in Israel.

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About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to governments and corporate enterprises globally.  Its solutions protect customers from 5th generation cyber-attacks with an industry leading catch rate of malware, ransomware and other types of attacks. Check Point offers multilevel security architecture, “Infinity” Total Protection with Gen V advanced threat prevention, which defends enterprises’ cloud, network and mobile device held information. Check Point provides the most comprehensive and intuitive one point of control security management system. Check Point protects over 100,000 organizations of all sizes.

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance.  Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; the impact of the COVID-19 pandemic on our business, as well as on our customers, suppliers and business partners; governmental action related to the coronavirus pandemic; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

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©2020 Check Point Software Technologies Ltd. All rights reserved.

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